ONLINE TELE-SOLUTIONS INC.
Block 225, 02-213, Tampines St 23
Singapore 521225

June 8, 2010

VIA EDGAR AND FACSIMILE (202) 772-9202

Robert W. Errett, Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

Re:  Online Tele-Solutions, Inc.
Registration Statement on Form S-1 filed on
October 29, 2009 and amended on April 5, 2010, May 5, 2010 and June 4, 2010 (the “Registration Statement”)
File No.: 333-162730

Dear Mr. Errett:

Online Tele-Solutions, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:30 p.m., Thursday, June 10, 2010, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

•    Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•    The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•    The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

United States Securities and Exchange Commission
June 8, 2010

Thank you in advance for your attention to this matter.

Very truly yours,

Online Tele-Solutions, Inc.

By: /s/ Mario Jakiri Tolentino
Name: Mario Jakiri Tolentino
Title: President